Delisting Determination,The Nasdaq Stock Market, LLC, September 23, 2019, China TechFaith Wireless Communication Technology Limited. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the American Depositary Shares of China TechFaith Wireless Communication Technology Limited. (the Company), effective at the opening of the trading session on October 3, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staffs determination on September 6, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 17, 2019.